Exhibit 99.12

Equity Pledge Agreement

among

Forum Asian Realty Income II, L.P.

and

Xinyuan Real Estate, Ltd.

and

Xinyuan (China) Real Estate Co., Ltd.

Appendix: Securities Purchase Agreement

Equity Pledge Agreement	1

This EQUITY PLEDGE AGREEMENT (the “Agreement”) is made on April 15, 2010 in Beijing, People’s Republic of China (the “PRC”),

by and among

(1)	Forum Asian Realty Income II, L.P., a corporation duly incorporated and established under the laws of the Cayman Islands, with its registered address at Suite 2604, 26th Floor, Alexandra House,18 Chater Road, Central, Hong Kong ( “Party A”);

and

(2)	Xinyuan Real Estate, Ltd., a corporation duly incorporated and established under the laws of the Cayman Islands, with its registered address at PO Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands (“Party B”);

and

(3)	Xinyuan (China) Real Estate Co., Ltd., a wholly foreign owned enterprise duly incorporated and existing under the laws of the People’s Republic of China with its registered address at 129 No. 5 Street, Zhengzhou Economic & Technological Development Area, Henan, PRC (“Party C”).

(individually a “Party” and collectively the “Parties”)

WHEREAS:

A.	Party B holds 100% of the equity interest in Party C; the registered capital of Party C is US$307,000,000.

B.	Party A and Party B have entered into a securities purchase agreement with Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability in the Cayman Islands and holding a 100% equity interest in Party B (as listed in the Appendix, the “Securities Purchase Agreement”) dated April 15, 2010, pursuant to which Xinyuan Real Estate Co., Ltd. has issued, and Party A has purchased, a 15.6% guaranteed senior secured note in the principal amount of US$40,000,000 due on April 15, 2013 (the “Note”).

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C.	In accordance with the Property Law of the PRC, the Guarantee Law of the PRC, the Contract Law of the PRC as well as other relevant PRC laws and regulations (collectively, the “PRC Laws”), and after the Parties’ friendly consultations based on the principles of equality, free will and mutual benefit, Party B agrees to provide an equity pledge (the “Pledge”) of the Pledged Equity (as defined below) as a security for the Note, and Party A is willing to accept the Pledge, in accordance with the terms and conditions hereof.

NOW, THEREFORE, the Parties agree as follows:

1.	Secured Obligations

The Parties acknowledge and agree that the secured obligations under this Agreement (the “Secured Obligations”) include: the total principal amount of the Note and any interest thereon, and any liquidated damages and indemnification amounts payable in respect of losses suffered by Party A as a result of a default on the Note by Xinyuan Real Estate Co., Ltd. Party A acknowledges and agrees that the Secured Obligations shall be due and payable in full on 15 April 2013.

2.	Pledged Equity

Party B agrees to pledge the 100% equity interests it holds in Party C, representing its full contribution to Party C’s registered capital of US$307,000,000 as of the date of this Agreement and any further contributions as may be made by Party B from time to time for the duration of this Agreement, (the “Pledged Equity”) to Party A as a security for Party B’s performance of its Secured Obligations.

3.	Perfection of the Pledge

The Parties shall perform their obligations under the Securities Purchase Agreement for both the approval of the Pledge by the competent local counterpart of the PRC Ministry of Commerce and the registration of the Pledge with the competent local counterpart of the PRC State Administration of Industry and Commerce.

4.	Effective Date and Pledge Term

4.1	This Agreement shall enter into effect on the date first indicated above.

Equity Pledge Agreement	3

4.2	The Pledge shall be effective as of the date on which the procedures to approve/register it have been completed in accordance with the PRC Laws, and the competent approval/registration authorities have issued certificates evidencing the same. It shall remain in full force and effect until the Secured Obligations have been fulfilled and discharged by Party B and/or Party C.

5.	Representations and Warranties

Party B represents and warrants to Party A that all legal and beneficial title in the Pledged Equity rests solely with Party B, and that the Pledged Equity is free from any encumbrances or third party claims.

6.	Restriction of Rights

6.1	For the duration of this Agreement, (i) Party B undertakes not to sell, pledge, hypothecate, issue or otherwise dispose of any Pledged Equity, and (ii) Party C undertakes not to sell, pledge, hypothecate, issue or otherwise dispose of any equity interests of any of its subsidiaries, other than, in the case of either (i) or (ii): (a) to an entity which is wholly owned by Party B directly or indirectly, provided such action is not restricted by the terms of the Securities Purchase Agreement; (b) to a Person other than Party B or Party C, as applicable, or any of their subsidiaries (if any), as required by applicable law; or (c) the other circumstances which are allowed pursuant to the Securities Purchase Agreement.

6.2	For the duration of this Agreement, Party C further undertakes not to (i) incur any borrowing or provide any guarantee other than (a) borrowings from Party C’s affiliates; or (b) for the purposes of financing the ordinary real estate development business of Party C and its subsidiaries, or (ii) create or permit to exist any lien upon or with respect to any of its assets or property other than for the purposes of financing the ordinary real estate development business of Party C and its subsidiaries. The undertakings set forth in clauses (i) and (ii) above are subject to the limitations of the Securities Purchase Agreement.

Equity Pledge Agreement	4

7.	Foreclosure

If an Event of Default occurs (as defined in the Section 10.01 of the Securities Purchase Agreement), Party A shall be entitled to foreclose on the Pledged Equity, and Party B shall ensure that Party A at all times has the first priority claim to proceeds from the disposal of the Pledged Equity.

8.	Breach

Except as provided in the Securities Purchase Agreement, if any Party breaches its obligations hereunder, it shall be liable to the other Party(ies) for any and all losses and damages incurred by the other Party(ies) as a result.

9.	Governing Law

The execution, implementation and interpretation of this Agreement and the settlement of disputes hereunder shall be governed by the PRC Laws.

10.	Dispute Resolution

All disputes arising out of or in connection with this Agreement shall be submitted to the China International Economic and Trade Arbitration Commission (the “CIETAC”) for arbitration by three arbitrators in accordance with the CIETAC’s rules in effect at the time of any one of the Parties’ application for arbitration. Arbitration shall be conducted in Chinese and English in Beijing. The arbitral award is final and binding upon the Parties.

11.	Indemnity

Party B and Party C, jointly and severally, agree to indemnify and hold harmless Party A, its directors, officers, employees and agents in full at all times against all losses, expenses, costs, actions and other liabilities whatsoever which may be incurred, suffered or brought against such indemnified party as a result or in connection with the exercise of any of their rights hereunder or the taking of any acts in accordance with the terms of this Agreement. The Parties hereto acknowledge that the foregoing indemnities shall survive the termination of this Agreement.

12.	Amendments and Supplements

12.1	Any amendment or supplement to this Agreement shall only be valid if it is made in writing by the Parties pursuant to negotiations between them.

Equity Pledge Agreement	5

12.2	The Appendix forms an integral part of, and shall have the same legal effect as, this Agreement. If there are any discrepancies between the provisions of this Agreement and any Appendix, the Appendix shall prevail.

13.	Definitions and Interpretations

13.1	A reference herein to a day is to a calendar day. A reference to a business day is to a day on which banks are open for commercial business in the PRC.

13.2	References to Articles or Appendices are to the articles or appendices of this Agreement. The use of the plural shall include the use of the singular, and vice versa; the use of a gender shall include the use of any other genders, and vice versa.

14.	Language and Versions

This Agreement is executed in 5 sets of originals, with each set comprising a Chinese and an English version. Each set of originals shall have equal legal effect. If there is a discrepancy between the Chinese version and the English version, the English version will prevail. 1 set of originals shall be for each of the Parties, and the other 2 sets of originals shall be submitted to the relevant governmental authorities for approval or registration of the Pledge.

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Equity Pledge Agreement	6

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the date first indicated above.

By and on behalf of

Forum Asian Realty Income II, L.P.

By: Forum Asian Realty Income II GP Limited, its general partner

Signature:	/s/ Mark W. Pearson
Authorized Representative: Mark W. Pearson

Xinyuan Real Estate, Ltd.

Signature:	/s/ Zhang Yong
Authorized Representative: Zhang Yong

Xinyuan (China) Real Estate Co., Ltd.
(Seal)

Signature:	/s/ Zhang Yong
Legal Representative: Zhang Yong

Equity Pledge Agreement	7

Appendix

Securities Purchase Agreement

Equity Pledge Agreement	8